FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2004

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

Further to the Company’s announcement on March 3, 2004 that Mr Malcolm Brinded had been appointed to the Board as a Managing Director with immediate effect, he advised the Company on March 10, 2004 of his interests in the shares in the Company. These are stated below:

Ordinary shares - 77,948 shares

Stock Option Plan Options*

Grant date	Exercise period	No of Shares	Option Price (£)
11.12.97	11.12.00 to 10.12.07	37,500	4.39
22.12.98	22.12.01 to 21.12.08	139,200	3.63
23.03.00	23.03.03 to 22.03.10	183,750	5.05
13.11.00	13.11.03 to 12.11.10	14,000	5.63
26.03.01	26.03.04 to 25.03.11	139,100	5.52

* Pursuant to the Stock Option Plan (1967)

The Company confirms that there is nothing to be disclosed in accordance with Listing Rule 6.F.2 (b) to (g).

11 March 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M Edwards (Assistant Company Secretary)
11 March, 2004